Exhibit 99.1

WiMi Files Its Annual Report on Form 20-F

BEIJING, April 24, 2026/ - WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading hologram augmented reality (“AR”) technology provider, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, with the Securities and Exchange Commission (the “SEC”).

The company reported that its net income increased by RMB 243.8 million, or 235.9%, from RMB 103.3 million for the year ended December 31, 2024, to RMB 347.1 million (USD 49.4 million) for the year ended December 31, 2025, representing two consecutive years of profitability with substantial profit growth and significantly improved performance.

For the year ended December 31, 2025, the company incurred approximately RMB 147.6 million (USD 21.0 million) in operating expenses, representing a decrease of approximately RMB 35.4 million, or 19.4%, from approximately RMB 183.1 million for the year ended December 31, 2024, reflecting outstanding cost-reduction effects, remarkable expense optimization, and enhanced cost control capabilities.

Moreover, the company’s working capital was approximately RMB 2,611.6 million (USD 371.6 million) as of December 31, 2025, representing a 105.8% increase from RMB 1,269.2 million as of December 31, 2024. The company maintained sufficient cash flow and capital reserves, demonstrating extremely strong risk resistance capacity.

The information disclosed in this press release does not purport to be complete and is qualified in its entirety by reference to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.wimiar.com/.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud Inc. (NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com